Filed Pursuant to Rule 424(b)(2)
Registration No. 333-102962

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 5, 2005)

5,700,000 Shares

Representing Limited Liability Company Interests

We are selling to the underwriter 5,700,000 shares representing limited liability company interests of Kinder Morgan Management, LLC.

Our shares are listed on the New York Stock Exchange under the symbol “KMR.” On May 15, 2007, the last reported sale price of our shares on the New York Stock Exchange was $53.74 per share.

Investing in the shares involves risks. “Risk Factors” begin on page S-4.

The underwriter has agreed to purchase the shares offered hereby from us at a price of $52.26 per share, which will result in $297,882,000 of proceeds in the aggregate to us. The shares may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See “Plan of Distribution.”

We have granted to the underwriter the right to purchase up to an additional 855,000 shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus to which it relates. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares on or about May 21, 2007.

Citi

May 15, 2007

This document is in two parts. The first part is the prospectus supplement, which provides a brief description of our business and the specific terms of this share offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully, including the historical financial statements and notes to those financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read “Risk Factors” in this prospectus supplement, in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our subsequent Exchange Act reports for more information about important risks that you should consider before investing in the shares. Unless the context indicates otherwise, information presented in this prospectus supplement assumes the underwriter does not exercise its option to purchase additional shares. As used in this prospectus supplement and the accompanying prospectus, “we,” “us” and “our” mean Kinder Morgan Management, LLC.

Kinder Morgan Management, LLC

We are a limited partner in Kinder Morgan Energy Partners, L.P. and manage and control its business and affairs. We hold no operating assets. The outstanding shares of the class that votes to elect our directors are owned by Kinder Morgan G.P., Inc., Kinder Morgan Energy Partners, L.P.’s general partner. Kinder Morgan G.P., Inc. has delegated to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, all of its rights and powers to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P. and its operating limited partnerships and their subsidiaries, subject to Kinder Morgan G.P., Inc.’s right to approve specified actions.

Kinder Morgan Energy Partners, L.P.

Business Description

Kinder Morgan Energy Partners, L.P. is a limited partnership, formed in Delaware in August 1992, with its shares traded on the NYSE under the symbol “KMP.” It is one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Since February 1997, its operations have experienced significant growth, and its net income has increased from $17.7 million, for the year ended December 31, 1997, to $972.1 million, for the year ended December 31, 2006.

Kinder Morgan Energy Partners, L.P. focuses on providing fee-based services to customers, generally avoiding commodity price risks and maximizing the benefits of its characterization as a partnership for federal income tax purposes. Its operations are conducted through its subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments:

•       Products Pipelines:   Delivers gasoline, diesel fuel, jet fuel and natural gas liquids to various markets through over 10,000 miles of products pipelines and over 60 associated product terminals and petroleum pipeline transmix processing facilities serving customers across the United States;

•       Natural Gas Pipelines:   Transports, stores and sells natural gas and has approximately 14,000 miles of natural gas transmission pipelines, plus natural gas gathering and storage facilities;

•       CO2:   Produces, transports through pipelines and markets carbon dioxide, commonly called CO2, to oil fields that use CO2 to increase production of oil, owns interests in and/or operates seven oil fields in West Texas, and owns and operates a crude oil pipeline system in West Texas; and

•       Terminals:   Composed of approximately 90 owned or operated liquids and bulk terminal facilities and more than 70 rail transloading and materials handling facilities located throughout the United States.

Business Strategy

Kinder Morgan Energy Partners, L.P.’s objective is to grow by:

•       focusing on stable, fee-based energy, transportation and storage assets that are core to the energy infrastructure of growing markets within the United States;

•       increasing utilization of our assets while controlling costs, operating safely and employing environmentally sound operating practices;

•       leveraging economies of scale from incremental acquisitions and expansions of assets that fit within our strategy and are accretive to cash flow and earnings; and

•       maximizing the benefits of its financial structure to create and return value to its unitholders.

Generally, as utilization of Kinder Morgan Energy Partners, L.P.’s pipelines and terminals increases, its fee-based revenues increase. Kinder Morgan Energy Partners, L.P. does not face significant risks relating directly to movements in commodity prices for two principal reasons. First, it primarily transports and/or handles products for a fee and is not engaged in significant unmatched purchases and resales of commodity products. Second, in those areas of its business where it does face exposure to fluctuations in commodity prices, primarily oil production in its CO2 segment, it engages in a hedging program to mitigate this exposure.

Kinder Morgan Energy Partners, L.P. regularly considers and enters into discussions regarding potential acquisitions, including those from Kinder Morgan, Inc. or its affiliates, and is currently contemplating potential acquisitions. Any transaction with Kinder Morgan, Inc. or its affiliates would be subject to negotiation of mutually agreeable terms and conditions, receipt of fairness opinions and approval of the respective boards of directors. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to Kinder Morgan Energy Partners, L.P.’s existing assets or operations.

Recent Projects, Expansions and Developments

Acquisition of Trans Mountain Pipeline System

On April 30, 2007, Kinder Morgan Energy Partners, L.P. acquired the Trans Mountain pipeline system from Kinder Morgan, Inc. for approximately $550 million. The Trans Mountain pipeline system transports crude oil and refined products from Edmonton, Alberta, to marketing terminals and refineries in British Columbia and Washington state and currently transports approximately 260,000 barrels per day. An additional expansion that will increase the pipeline capacity to 300,000 barrels per day is expected to be in service by late 2008.

Rockies Express Pipeline

The $4.4 billion Rockies Express Pipeline LLC joint venture among Sempra Pipelines and Storage, a unit of Sempra Energy, ConocoPhillips and Kinder Morgan Energy Partners, L.P. has received approval from the Federal Energy Regulatory Commission to begin construction of the Rockies Express-West project. This portion of the overall project is approximately 713 miles of 42-inch diameter pipeline that will extend from the Cheyenne Hub in Weld County, Colorado, to an interconnection with Panhandle Eastern Pipe Line located in Audrain County, Missouri. It will also interconnect with the pipeline systems of Kinder Morgan Interstate Gas Transmission, Northern Natural Gas Company and Natural Gas Pipeline

Company of America. Rockies Express-West has an in-service target date of January 1, 2008. When completed, Rockies Express will be a 1,678-mile pipeline with a design capacity of approximately 1.8 billion cubic feet per day. Subject to receiving the remaining regulatory approvals, the entire project is expected to be fully operational in June 2009. Binding firm commitments from creditworthy shippers have been secured for virtually all of the capacity on the pipeline. Kinder Morgan Energy Partners, L.P. is overseeing construction of the project and will operate the pipeline.

Offices

Our principal executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002, and the telephone number at this address is (713) 369-9000.

THE OFFERING

Shares Offered by Kinder Morgan Management, LLC	5,700,000 shares (6,555,000 shares if the underwriter’s over-allotment option is exercised in full).
Shares Outstanding after the Offering (based on the number of shares outstanding on April 30, 2007)	69,055,756 shares (69,910,756 shares if the underwriter’s over-allotment option is exercised in full).
New York Stock Exchange Trading Symbol	KMR
Use of Proceeds

We will use all of the net proceeds from the sale of shares pursuant to this prospectus supplement to purchase i-units from Kinder Morgan Energy Partners, L.P., and Kinder Morgan Energy Partners, L.P. intends to use virtually all of the proceeds from our purchase of i-units to repay short-term commercial paper debt. The underwriter or its affiliates may receive proceeds from this offering if they hold such debt on or after the closing of this offering. See “Plan of Distribution.”

Timing of Quarterly Distributions

We make distributions on our shares on a quarterly basis. The distributions are in the form of additional shares. We generally pay distributions on our shares within 45 days following each March 31, June 30, September 30 and December 31. We will declare and pay the first distribution payable to purchasers of the shares offered by this prospectus supplement in the third quarter of 2007. Purchasers of these shares will be entitled to that distribution if they own such shares on the record date. The amount of the distribution is generally calculated by dividing the Kinder Morgan Energy Partners, L.P. cash distribution on each of its common units by the average closing price of our shares on the NYSE for the 10 trading days prior to the ex-dividend date of our shares. Please read “Price Range of Shares and Distributions” in this prospectus supplement and “Description of Our Shares—Distributions” in the accompanying prospectus for further information about our distribution policy.

Risk Factors	An investment in our shares involves risk. Please read “Risk Factors” beginning on page S-4.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Specifically, please see “Information Regarding Forward-Looking Statements” and “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our subsequent Exchange Act reports for a discussion of risks and events that may affect our business. Realization of any of those risks or events could have a material adverse effect on our business, financial condition, cash flows and results of operations. Realization of any of those or the following risks could result in a decline in the trading price of our shares, and you might lose all or part of your investment.

Because our only assets are the i-units issued by Kinder Morgan Energy Partners, L.P., our success is dependent solely upon our operation and management of Kinder Morgan Energy Partners, L.P. and its resulting performance. We are a limited partner in Kinder Morgan Energy Partners, L.P. In the event that Kinder Morgan Energy Partners, L.P. decreases its cash distributions to its common unitholders, distributions of i-units on the i-units that we own will decrease correspondingly, and distributions of additional shares to owners of our shares will decrease as well. The risk factors that affect Kinder Morgan Energy Partners, L.P. also affect us. Please see the risk factors described in Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2006 and its subsequent Exchange Act reports, which are incorporated in this prospectus supplement by reference.

The value of the quarterly distribution of an additional fractional share may be less than the cash distribution on a common unit of Kinder Morgan Energy Partners, L.P. The fraction of a Kinder Morgan Management, LLC share to be issued per share outstanding with each quarterly distribution is based on the average closing price of the shares for the ten consecutive trading days preceding the ex-dividend date for our shares. Because the market price of our shares may vary substantially over time, the market value of our shares on the date a shareholder receives a distribution of additional shares may vary substantially from the cash the shareholder would have received had the shareholder owned common units instead of our shares.

Kinder Morgan Energy Partners, L.P. could be treated as a corporation for United States federal income tax purposes. The treatment of Kinder Morgan Energy Partners, L.P. as a corporation would substantially reduce the cash distributions on the common units and the value of i-units that Kinder Morgan Energy Partners, L.P. will distribute quarterly to us and the value of our shares that we will distribute quarterly to our shareholders. The anticipated benefit of an investment in our shares depends largely on the treatment of Kinder Morgan Energy Partners, L.P. as a partnership for United States federal income tax purposes. Kinder Morgan Energy Partners, L.P. has not requested, and does not plan to request, a ruling from the Internal Revenue Service on this or any other matter affecting Kinder Morgan Energy Partners, L.P. Current law requires Kinder Morgan Energy Partners, L.P. to derive at least 90% of its annual gross income from specific activities to continue to be treated as a partnership for United States federal income tax purposes. Kinder Morgan Energy Partners, L.P. may not find it possible, regardless of its efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law may change so as to cause Kinder Morgan Energy Partners, L.P. to be treated as a corporation for United States federal income tax purposes without regard to its sources of income or otherwise subject Kinder Morgan Energy Partners, L.P. to entity-level taxation.

If Kinder Morgan Energy Partners, L.P. were to be treated as a corporation for United States federal income tax purposes, it would pay United States federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. Distributions to us of additional i-units would generally be taxed as a corporate distribution. Because a tax would be imposed upon Kinder Morgan Energy Partners, L.P. as a corporation, the cash available for distribution to common unitholders would be substantially reduced, which would reduce the values of i-units distributed quarterly to us and our shares distributed quarterly to our shareholders. Treatment of Kinder Morgan Energy Partners, L.P. as a corporation would cause a substantial reduction in the value of our shares.

As an owner of i-units, we may not receive value equivalent to the common unit value for our i-unit interest in Kinder Morgan Energy Partners, L.P. if Kinder Morgan Energy Partners, L.P. is liquidated. As a result, a shareholder may receive less per share in our liquidation than is received by an owner of a common unit in a liquidation of Kinder Morgan Energy Partners, L.P. If Kinder Morgan Energy Partners, L.P. is liquidated and Kinder Morgan, Inc. does not satisfy its obligation to purchase your shares, which is triggered by a liquidation, then the value of your shares will depend on the after-tax amount of the liquidating distribution received by us as the owner of i-units. The terms of the i-units provide that no allocations of income, gain, loss or deduction will be made in respect of the i-units until such time as there is a liquidation of Kinder Morgan Energy Partners, L.P. If there is a liquidation of Kinder Morgan Energy Partners, L.P., it is intended that we will receive allocations of income and gain in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. As a result, we will likely realize taxable income upon the liquidation of Kinder Morgan Energy Partners, L.P. However, there may not be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we, and therefore our shareholders, will receive less value than would be received by an owner of common units.

Further, the tax indemnity provided to us by Kinder Morgan, Inc. only indemnifies us for our tax liabilities to the extent we have not received sufficient cash in the transaction generating the tax liability to pay the associated tax. Prior to any liquidation of Kinder Morgan Energy Partners, L.P., we do not expect to receive cash in a taxable transaction. If a liquidation of Kinder Morgan Energy Partners, L.P. occurs, however, we likely would receive cash which would need to be used at least in part to pay taxes. As a result, our residual value and the value of our shares likely will be less than the value of the common units upon the liquidation of Kinder Morgan Energy Partners, L.P.

Our management and control of the business and affairs of Kinder Morgan Energy Partners, L.P. and its operating partnerships could result in our being liable for obligations to third parties who transact business with Kinder Morgan Energy Partners, L.P. and its operating partnerships and to whom we held ourselves out as a general partner. We could also be responsible for environmental costs and liabilities associated with Kinder Morgan Energy Partners, L.P.’s assets in the event that it is not able to perform all of its obligations under environmental laws. Kinder Morgan Energy Partners, L.P. may not be able to reimburse or indemnify us as a result of its insolvency or bankruptcy. The primary adverse impact of that insolvency or bankruptcy on us would be the decline in or elimination of the value of our i-units, which are our only significant assets. Assuming under these circumstances that we have some residual value in our i-units, a direct claim by creditors of Kinder Morgan Energy Partners, L.P. against us could further reduce our net asset value and cause us also to declare bankruptcy. Another risk with respect to third party claims will occur, however, under the circumstances when Kinder Morgan Energy Partners, L.P. is financially able to pay us, but for some other reason does not reimburse or indemnify us. For example, to the extent that Kinder Morgan Energy Partners, L.P. fails to satisfy any environmental liabilities for which it is responsible, we could be held liable under environmental laws. For additional information, see the following risk factor.

If we are not fully indemnified by Kinder Morgan Energy Partners, L.P. for all the liabilities we incur in performing our obligations under the delegation of control agreement, we could face material difficulties in paying those liabilities, and the net value of our assets could be adversely affected. Under the delegation of control agreement, we have been delegated management and control of the business and affairs of Kinder Morgan Energy Partners, L.P. and its operating partnerships. There are circumstances under which we may not be indemnified by Kinder Morgan Energy Partners, L.P. or Kinder Morgan G.P., Inc. for liabilities we incur in managing and controlling the business and affairs of Kinder Morgan Energy Partners, L.P. These circumstances include:

•       if we act in bad faith; and

•       if we breach laws like the federal securities laws, where indemnification may not be allowed.

If in the future we cease to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P., we may be deemed to be an investment company for purposes of the Investment Company Act of 1940.   In that event, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the Securities and Exchange Commission, or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with our affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add directors who are independent of us or our affiliates.

The interests of Kinder Morgan, Inc. may differ from our interests, the interests of our shareholders and the interests of unitholders of Kinder Morgan Energy Partners, L.P. Kinder Morgan, Inc. owns all of the stock of the general partner of Kinder Morgan Energy Partners, L.P. and elects all of its directors. The general partner of Kinder Morgan Energy Partners, L.P. owns all of our voting shares and elects all of our directors. Furthermore, some of our directors and officers are also directors and officers of Kinder Morgan, Inc. and the general partner of Kinder Morgan Energy Partners, L.P. and have fiduciary duties to manage the businesses of Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P. in a manner that may not be in the best interest of our shareholders. Kinder Morgan, Inc. has a number of interests that differ from the interests of our shareholders and the interests of the unitholders. As a result, there is a risk that important business decisions will not be made in the best interest of our shareholders.

Our limited liability company agreement restricts or eliminates a number of the fiduciary duties that would otherwise be owed by our board of directors to our shareholders, and the partnership agreement of Kinder Morgan Energy Partners, L.P. restricts or eliminates a number of the fiduciary duties that would otherwise be owed by the general partner to the unitholders. Modifications of state law standards of fiduciary duties may significantly limit the ability of our shareholders and the unitholders to successfully challenge the actions of our board of directors and the general partner, respectively, in the event of a breach of their fiduciary duties. These state law standards include the duties of care and loyalty. The duty of loyalty, in the absence of a provision in the limited liability company agreement or the limited partnership agreement to the contrary, would generally prohibit our board of directors or the general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited liability company agreement and the limited partnership agreement of Kinder Morgan Energy Partners, L.P. contain provisions that prohibit our shareholders and the limited partners, respectively, from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the limited partnership agreement of Kinder Morgan Energy Partners, L.P. provides that the general partner may take into account the interests of parties other than Kinder Morgan Energy Partners, L.P. in resolving conflicts of interest. Further, it provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. The provisions relating to the general partner apply equally to us as its delegate. Our limited liability company agreement provides that none of our directors or officers will be liable to us or any other person for any acts or omissions if they acted in good faith.

USE OF PROCEEDS

We will use all the net proceeds from the sale of shares pursuant to this prospectus supplement to purchase i-units from Kinder Morgan Energy Partners, L.P. Kinder Morgan Energy Partners, L.P. intends to use virtually all of the proceeds from our purchase of i-units to repay short-term commercial paper debt. As of May 15, 2007, the weighted average interest rate on the short-term commercial paper debt to be retired was approximately 5.39% and Kinder Morgan Energy Partners, L.P.’s outstanding commercial paper balance was approximately $1,245 million. The underwriter or its affiliates may receive proceeds from this offering if they hold such debt on or after the closing of this offering. See “Plan of Distribution.”

PRICE RANGE OF SHARES AND DISTRIBUTIONS

The following table sets forth, for the periods indicated, the high and low sale prices per share, as reported on the New York Stock Exchange, the principal market in which the shares are traded, and the amount of share distributions declared per share in respect of the periods indicated.

	Price Range		Share
	High	Low	Distributions
2007
First Quarter	$51.78	$44.42	0.015378
Second Quarter (through May 15, 2007)	54.70	51.19
2006
First Quarter	$47.25	$41.21	0.018566
Second Quarter	45.06	40.09	0.018860
Third Quarter	43.60	41.35	0.018981
Fourth Quarter	47.05	41.26	0.016919
2005
First Quarter	$43.93	$39.33	0.017482
Second Quarter	46.47	40.93	0.016210
Third Quarter	50.05	46.01	0.016360
Fourth Quarter	50.06	44.50	0.017217

The last reported sale price of the shares on the New York Stock Exchange on May 15, 2007 was $53.74 per share.

Except in connection with our liquidation, we do not pay distributions on our shares in cash. Instead, we make distributions on our shares in additional shares and fractions of shares. The amount of the distribution is generally calculated by dividing the Kinder Morgan Energy Partners, L.P. cash distribution on each of its common units by the average closing price of our shares on the NYSE for the 10 trading days prior to the ex-dividend date of our shares. See “Description of Our Shares—Distributions” in the accompanying prospectus

We will pay the first distribution on the shares offered by this prospectus supplement in the third quarter of 2007.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Citigroup Global Markets Inc., as underwriter, has agreed to purchase, and we have agreed to sell to Citigroup Global Markets Inc., all 5,700,000 shares offered by this prospectus supplement.

The underwriting agreement provides that the underwriter is obligated to purchase, subject to certain conditions, all of the shares in the offering if any are purchased. The conditions contained in the underwriting agreement include requirements that:

•       the representations and warranties made by us to the underwriter are true;

•       there has been no material adverse change in our condition or in the financial markets; and

•       we deliver the customary closing documents to the underwriter.

The underwriter has agreed to purchase the shares from us at a price of $52.26 per share, which will result in $297,882,000 of proceeds to us.

The shares may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at prices related to prevailing market prices or at negotiated prices.

The difference between the price at which the underwriter purchases shares from us and the price at which the underwriter resells such shares, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 855,000 additional shares at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered hereby. To the extent the option is exercised, the underwriter will become obligated, subject to specified conditions, to purchase such additional shares, and we will be obligated, pursuant to the option, to sell these shares to the underwriter.

In connection with the offering, the underwriter may purchase and sell shares in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in the offering. The underwriter will need to close out any short sale by purchasing shares in the open market. The underwriter is likely to create a short position if it is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases to cover a short position, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of our shares, and may maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Our shares are traded on the New York Stock Exchange under the symbol “KMR.”

Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC, Kinder Morgan G.P., Inc. and their respective directors and executive officers, and Kinder Morgan, Inc. have agreed with the underwriter not to, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any shares or Class B units or common units representing limited partner interests of

Kinder Morgan Energy Partners, L.P. (“common units”) or any securities substantially similar to, convertible into or exchangeable or exercisable for shares, Class B units or common units or enter into any derivative transaction with similar effect as a sale of shares, Class B units or common units for a period of 45 days after the date of this prospectus supplement without the prior written consent of the underwriter. The restrictions described in this paragraph do not apply to any sale by Kinder Morgan Energy Partners, L.P. of i-units to us. The restrictions also do not apply to the sale of shares to the underwriter, to any existing employee benefit plans, share option plans or compensation plans or to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by any such entities in exchange for shares, Class B units or common units or securities substantially similar to convertible or exchangeable into or exercisable for shares, Class B units or common units.

The underwriter, in its discretion, may release the shares, Class B units and common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release shares, Class B units or common units from lock-up agreements, the underwriter will consider, among other factors, the shareholders’ reasons for requesting the release, the number of shares, Class B units or common units for which the release is being requested, and market conditions at the time.

We estimate that the total expenses for this share offering will be approximately $250,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

The underwriter and its affiliates have performed investment banking, banking and/or advisory services for us from time to time for which they have received customary fees and expense reimbursement. The underwriter and its affiliates may, from time to time, engage in other transactions with and perform other services for us in the ordinary course of business. An affiliate of Citigroup Global Markets Inc. is a lender and serves as an agent under credit facilities for us and our affiliates. In addition, Citigroup Global Markets Inc. and its affiliates have committed to provide credit facilities to finance a portion of the proposed management-led buyout of Kinder Morgan, Inc.

As described under “Use of Proceeds,” Kinder Morgan Energy Partners intend to use the proceeds from its sale of i-units to us with the proceeds of this offering to reduce short-term commercial paper debt. The underwriter or its affiliates may receive proceeds from this offering if they hold such debt on or after the closing of this offering. Because it is possible that the underwriter or its affiliates could receive more than 10% of the proceeds of the offering as repayment for such debt, the offering is made pursuant to the provisions of Section 2710(h) of the NASD Conduct Rules. Pursuant to that section, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the shares.

Because the NASD views the shares offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the shares should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The underwriter has represented and agreed that:

•       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

•       it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) the underwriter represents and warrants that it has not made and will not make an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•       to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•       to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•       in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

A prospectus supplement and accompanying prospectus in electronic format may be made available by the underwriter. The underwriter may allocate a number of shares for sale to its online brokerage account holders. The underwriter may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriter to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus supplement and accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as the underwriter and should not be relied upon by investors.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Management, LLC, incorporated in this prospectus supplement and accompanying prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus supplement and accompanying prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan, Inc., incorporated in this prospectus supplement and accompanying prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2006 (Items 8 and 9A were amended by Current Report on Form 8-K filed on May 14, 2007, which is incorporated herein by reference), have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus supplement and accompanying prospectus by reference to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K dated March 21, 2007 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.

VALIDITY OF THE SHARES

The validity of the shares we are offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the shares will be passed upon for the underwriter by Andrews Kurth LLP, Houston, Texas. Andrews Kurth LLP performs legal services for us and our affiliates from time to time on matters unrelated to the offering of the shares.

PROSPECTUS

$2,000,000,000

Shares Representing Limited Liability Company Interests

This prospectus provides you with a general description of the shares we may offer. The shares offered are the same class as listed on the New York Stock Exchange. Each time we sell shares we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our shares are traded on the New York Stock Exchange under the symbol “KMR.” The last reported sale price of our shares on October 4, 2005, as reported on the NYSE, was $49.63 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 5, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. The business, financial condition, results of operations and prospects of Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. may have changed since those dates.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. have filed with the SEC under the Securities Act using a shelf registration process. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. and about the securities to be sold in this offering, please refer to the information below and to the registration statement and the exhibits which are part of the registration statement.

Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. file annual, quarterly and special reports, proxy statements and other information with the SEC. Their current SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document they file at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

Because Kinder Morgan Management, LLC’s shares, Kinder Morgan Energy Partners, L.P.’s common units and Kinder Morgan, Inc.’s common stock are listed on the New York Stock Exchange, their reports, proxy statements and other information can be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

The SEC allows Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. to “incorporate by reference” the information they file with it, which means that Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. file later with the SEC will automatically update and supersede this information as well as the information in this prospectus. Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering:

Kinder Morgan Management, LLC SEC Filings (File No. 1-16459)	Period
Annual Report on Form 10-K, as amended by Form 10-K/A	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Report on Form 8-K	Filed May 6, 2005
Registration Statement on Form 8-A/A	Filed July 24, 2002

Kinder Morgan Energy Partners, L.P. SEC Filings (File No. 1-11234)	Period
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Reports on Form 8-K	Filed January 21, 2005, April 1, 2005, May 5, 2005, May 6, 2005, August 11, 2005 and August 12, 2005
Registration Statement on Form 8-A/A	Filed March 7, 2002

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Kinder Morgan, Inc. SEC Filings (File No. 1-06446)	Period
Annual Report on Form 10-K, as amended by Form 10-K/A	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Reports on Form 8-K	Filed May 6, 2005, May 16, 2005, August 1, 2005, August 11, 2005, September 16, 2005 and September 23, 2005
Registration Statement on Form 8-A/A	Filed July 24, 2002

Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc., respectively, will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents at no cost by request directed to them at the following address and telephone number:

Kinder Morgan Management, LLC
Kinder Morgan Energy Partners, L.P.
Kinder Morgan, Inc.
Investor Relations Department
500 Dallas Street, Suite 1000
Houston, Texas 77002
(713) 369-9000

The information concerning Kinder Morgan Energy Partners, L.P. contained or incorporated by reference in this document has been provided by Kinder Morgan Energy Partners, L.P., and the information concerning Kinder Morgan, Inc. contained or incorporated by reference in this document has been provided by Kinder Morgan, Inc.

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SUMMARY

Kinder Morgan Management, LLC

We are a limited liability company that has elected to be treated as a corporation for United States income tax purposes. Our shares trade on the NYSE under the symbol “KMR.” We are a limited partner in Kinder Morgan Energy Partners, L.P. and manage and control its business and affairs. The outstanding shares of the class that votes to elect our directors are owned by Kinder Morgan G.P., Inc., the general partner of Kinder Morgan Energy Partners, L.P. Kinder Morgan G.P., Inc. has delegated to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, all of its rights and powers to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P. and its subsidiary operating limited partnerships and their subsidiaries, subject to Kinder Morgan G.P., Inc.’s right to approve specified actions. We were formed in Delaware on February 14, 2001.

Kinder Morgan Energy Partners, L.P.

Kinder Morgan Energy Partners, L.P., a limited partnership with its common units traded on the NYSE under the symbol “KMP,” was formed in Delaware in August 1992. Kinder Morgan Energy Partners, L.P. is one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Kinder Morgan Energy Partners, L.P.’s operations are conducted through its subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments: Products Pipelines, Natural Gas Pipelines, CO2 and Terminals.

Kinder Morgan, Inc.

Kinder Morgan, Inc. is a Kansas corporation incorporated in 1927 with its common stock traded on the NYSE under the symbol “KMI.” Kinder Morgan, Inc. is one of the largest energy transportation and storage companies in the United States, operating, either for itself or on behalf of Kinder Morgan Energy Partners, L.P., over 35,000 miles of natural gas and petroleum products pipelines and approximately 145 terminals. Kinder Morgan, Inc. also has retail distribution and electric generation assets. In addition, Kinder Morgan, Inc. owns the general partner of, and a significant limited partner interest in, Kinder Morgan Energy Partners, L.P.

On August 1, 2005, Kinder Morgan, Inc. agreed to acquire Terasen Inc., a corporation existing under the laws of British Columbia, pursuant to a Combination Agreement among Kinder Morgan, Inc., one of its wholly-owned subsidiaries, and Terasen. Pursuant to the terms of the Combination Agreement, Terasen shareholders will be able to elect, for each Terasen share held, either (i) C$35.75 in cash, (ii) 0.3331 shares of Kinder Morgan, Inc. common stock, or (iii) C$23.25 in cash plus 0.1165 shares of Kinder Morgan, Inc. common stock. All elections will be subject to proration in the event total cash elections exceed approximately 65 percent of the total consideration to be paid or total stock elections exceed approximately 35 percent. The transaction is subject to approval by Terasen shareholders, regulatory approvals and other conditions. Following the consummation of the transaction, Terasen will become a wholly-owned indirect subsidiary of Kinder Morgan, Inc.

Terasen, based in Vancouver, Canada, is a leading provider of energy and utility services. Through Terasen Gas and Terasen Gas (Vancouver Island), Terasen distributes natural gas to approximately 875,000 customers, representing more than 95 percent of natural gas consumers in British Columbia. Through Terasen Pipelines, the company provides petroleum transportation services from the Athabasca oilsands to Edmonton, and from Alberta to British Columbia, Washington State, the U.S. Rocky Mountain region and the U.S. Midwest. Terasen electronically files specified documents and other information with Canadian securities authorities which are publicly available via the Internet at www.sedar.com. We encourage you to read this information, including the risk factors described in Terasen’s Management’s Discussion and Analysis for the year ended December 31, 2004.

Information about the Combination Agreement, specified financial statements of Terasen and specified unaudited pro forma condensed combined financial statements are contained in the documents filed by Kinder Morgan, Inc. listed earlier in this prospectus under “Where You Can Find More Information.”

The principal executive office of each of Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. is located at 500 Dallas, Suite 1000, Houston, Texas 77002, and the phone number at this address is (713) 369-9000.

Organizational Structure

The following chart depicts the current organizational structure of each of Kinder Morgan Management, LLC, Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P.

USE OF PROCEEDS

Kinder Morgan Management, LLC

We will use all of the net proceeds from the sale of shares we are offering to purchase a number of i-units from Kinder Morgan Energy Partners, L.P. equal to the number of shares we sell in such offerings.

Kinder Morgan Energy Partners, L.P.

Unless otherwise set forth in a prospectus supplement, Kinder Morgan Energy Partners, L.P. intends to use the proceeds it receives for general corporate purposes. This may include, among other things, additions to working capital, repayment of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, Kinder Morgan Energy Partners, L.P. may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

DESCRIPTION OF OUR SHARES

Number of Shares

Pursuant to our limited liability company agreement, all of our voting shares are held by Kinder Morgan G.P., Inc. The shares offered pursuant to this prospectus are the same class we have previously sold to the public, which we call our listed shares, and do not entitle owners of such shares to vote on the election of our directors. Other than our voting shares, as of September 20, 2005, we had 56,986,079 listed shares outstanding, including approximately 12,296,411 listed shares held by Kinder Morgan, Inc. and its controlled affiliates. Our limited liability company agreement does not limit the number of shares we may issue.

Where Shares are Traded

Except for our voting shares, all of which are held by Kinder Morgan G.P., Inc., our outstanding shares are listed on the New York Stock Exchange under the symbol “KMR.” Any additional shares we issue will also be listed on the NYSE.

General

The following is a summary of the principal documents which relate to our shares, as well as documents which relate to the Kinder Morgan Energy Partners, L.P. i-units that we own and that will be purchased by us upon completion of an offering. Copies of those documents are on file with the SEC as part of our registration statement. See “Where You Can Find More Information” for information on how to obtain copies. You should refer to the provisions of each of the following agreements because they, and not this summary, will govern your rights as a holder of our shares. These agreements include:

•       our limited liability company agreement, which provides for the issuance of our shares, distributions and limited voting rights attributable to our shares and which establishes the rights, obligations and limited circumstances for the mandatory and optional purchase of our shares by Kinder Morgan, Inc. as provided in the Kinder Morgan, Inc. purchase provisions;

•       the Kinder Morgan, Inc. purchase provisions, which are part of our limited liability company agreement and which provide for the optional and mandatory purchase of our shares in the limited circumstances set forth in our limited liability company agreement;

•       the Kinder Morgan, Inc. tax indemnification agreement, which provides that Kinder Morgan, Inc. will indemnify us for any tax liability attributable to our formation or our management and control of the business and affairs of Kinder Morgan Energy Partners, L.P. and for any taxes arising out of a transaction involving our i-units to the extent the transaction does not generate sufficient cash to pay our taxes;

•       the Kinder Morgan Energy Partners, L.P. limited partnership agreement, which establishes the i-units as a class of limited partner interest in Kinder Morgan Energy Partners, L.P and specifies the relative rights and preferences of the i-units; and

•       the delegation of control agreement among us, Kinder Morgan G.P., Inc. and Kinder Morgan Energy Partners, L.P. and its operating partnerships, which delegates to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, the power and authority to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P. and its operating partnerships, subject to Kinder Morgan G.P., Inc.’s right to approve specified actions.

Distributions

General.   Under the terms of our limited liability company agreement, except in connection with our liquidation, we do not pay distributions on our shares in cash. Instead, we make distributions on our shares in additional shares or fractions of shares. At the same time that Kinder Morgan Energy Partners, L.P. makes any cash distribution on its common units, we distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution to be made by Kinder Morgan Energy Partners, L.P. on each common unit by the average market price of a share determined for the ten consecutive trading days immediately prior to the ex-dividend date for our shares.

Kinder Morgan Energy Partners, L.P. distributes an amount equal to 100% of its available cash to its unitholders of record on the applicable record date and the general partner within approximately 45 days after the end of each quarter. Available cash is generally, for any calendar quarter, all cash received by Kinder Morgan Energy Partners, L.P. from all sources less all of its cash disbursements and net additions to reserves.

The Kinder Morgan Energy Partners, L.P. partnership agreement provides for distributions to the extent of available cash to common unitholders, Class B unitholders and the general partner in cash and to us in additional i-units except in the event of a liquidation or dissolution. Therefore, generally, non-liquidating distributions will be made in cash to owners of common units, Class B units and the general partner and in additional i-units to us.

We also will distribute to owners of our shares additional shares if owners of common units receive a cash distribution or other cash payment on their common units other than a regular quarterly distribution. In that event, we will distribute on each share that fraction of a share determined by dividing the cash distribution declared by Kinder Morgan Energy Partners, L.P. on each common unit by the average market price of a share determined for a ten consecutive trading day period ending on the trading day immediately prior to the ex-dividend date for the shares.

Our limited liability company agreement provides that a shareholder’s right to a distribution that has been declared (or for which a record date has been set) but that has not yet been made ceases on the purchase date if the funds for Kinder Morgan, Inc.’s optional or mandatory purchase of the shares are deposited with the transfer agent and the notice of purchase has been given.

There is no public market for trading fractional shares. We issue fractional shares in payment of the distribution to owners of our shares. No fraction of a share can be traded on any exchange on which our shares are traded until a holder acquires the remainder of the fraction and has a whole share.

The term average market price is used above in connection with the share distributions and it is used below in connection with the optional and mandatory purchase of our shares. When we refer to the average market price of a share or a common unit, we mean the average closing price of a share or common unit during the ten consecutive trading days prior to the determination date but not including that date, unless a longer or shorter number of trading days is expressly noted.

The closing price of securities on any day means:

•       for securities listed on a national securities exchange, the last sale price for that day, regular way, or, if there are no sales on that day, the average of the closing bid and asked prices for that day, regular way, in either case as reported in the principal composite transactions reporting system for the principal national securities exchange on which the securities are listed;

•       if the securities are not listed on a national securities exchange

—              the last quoted price on that day, or, if no price is quoted, the average of the high bid and low asked prices on that day, each as reported by NASDAQ;

—              if on that day the securities are not so quoted, the average of the closing bid and asked prices on that day furnished by a professional market maker in the securities selected by our board of directors in its sole discretion (or, in the cases of mandatory or optional purchases, by the board of directors of Kinder Morgan, Inc.); or

—              if on that day no market maker is making a market in the securities, the fair value of the securities as determined by our board of directors in its sole discretion (or, in the cases of mandatory or optional purchases, by the board of directors of Kinder Morgan, Inc.).

A trading day for securities means a day on which:

•       the principal national securities exchange on which the securities are listed is open for business, or

•       if the securities are not listed on any national securities exchange, a day on which banking institutions in New York, New York generally are open.

Distributions are made in accordance with the New York Stock Exchange’s distribution standards.

Limited Voting Rights

The shares offered pursuant to this prospectus are the same class we have previously sold to the public, and do not entitle owners of such shares to vote on the election of our directors. Kinder Morgan G.P., Inc. owns all shares eligible to elect our directors and elects all of our directors. Owners of our shares are entitled to vote on the specified matters described under the following caption.

Actions Requiring Vote of Owners of Our Shares.   Our limited liability company agreement provides that we will not, without the approval of a majority of the shares owned by persons other than Kinder Morgan, Inc. and its affiliates, amend, alter or repeal any of the provisions of our limited liability company agreement, including the Kinder Morgan, Inc. purchase provisions, the Kinder Morgan, Inc. tax indemnification agreement or the delegation of control agreement, in a manner that materially adversely affects the preferences or rights of the owners of our shares as determined in the sole discretion of our board of directors, or reduces the time for any notice to which the holders of our shares may be entitled, except as provided below under “Actions Not Requiring the Vote of Holders.”

Under the terms of Kinder Morgan Energy Partners, L.P.’s partnership agreement, the i-units it issues to us are entitled to vote on all matters on which the common units are entitled to vote. We will submit to a vote of our shareholders any matter submitted to us by Kinder Morgan Energy Partners, L.P. for a vote of i-units. We will vote our i-units in the same way that our shareholders vote their shares for or against a matter, including non-votes or abstentions. In general, the i-units, common units and Class B units will vote together as a single class, with each i-unit, common unit and Class B unit having one vote. The i-units vote separately as a class on:

•       amendments to the Kinder Morgan Energy Partners, L.P. partnership agreement that would have a material adverse effect on the rights or preferences of holders of the i-units in relation to the other outstanding classes of units;

•       the approval of the withdrawal of Kinder Morgan G.P., Inc. as the general partner of Kinder Morgan Energy Partners, L.P. in some circumstances; and

•       the transfer to a non-affiliate by Kinder Morgan G.P., Inc. of all its interest as a general partner of Kinder Morgan Energy Partners, L.P.

Our limited liability company agreement also provides that we will not, without the approval of a majority of our shares owned by persons other than Kinder Morgan, Inc. and its affiliates, take an action that we have covenanted not to take without shareholder approval, as summarized below, or issue any shares of classes other than the two classes of shares that are currently outstanding.

Limitations on Voting Rights of Kinder Morgan, Inc. and its Affiliates.   The shares owned by Kinder Morgan, Inc. and its affiliates, generally, are entitled to vote on any matter submitted to us as the owner of i-units. Shares owned by Kinder Morgan, Inc. or its affiliates will not, however, be entitled to vote on the matters described below when submitted to a vote of shareholders to determine how the i-units should be voted as long as Kinder Morgan, Inc. or its affiliates owns our voting shares:

•       any matters on which the i-units vote as a separate class;

•       a proposed removal of the general partner of Kinder Morgan Energy Partners, L.P.;

•       some proposed transfers of all of the general partner’s interest as the general partner of Kinder Morgan Energy Partners, L.P. and the admission of any successor transferee as a successor general partner; and

•       a proposed withdrawal of the general partner of Kinder Morgan Energy Partners, L.P. in some circumstances.

When any shares, including voting shares, owned by Kinder Morgan, Inc. and its affiliates are not entitled to vote as described above, they will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of shares voting for approval or the denominator of the number of shares outstanding in determining whether the required percentage has been voted to approve a matter. Similarly, a number of i-units equal to the number of our shares, including voting shares, owned by Kinder Morgan, Inc. and its affiliates will be treated as not being outstanding and will not be included in the numerator or denominator in determining if the required percentage of i-units or total units has been voted to approve a matter.

Limitations on Voting Rights of 20% or More Holders.   A person or group owning 20% or more of the aggregate number of issued and outstanding common units and shares is not entitled to vote its shares. Therefore, such shares will not be included in the numerator of the number of shares voting for approval or the denominator of the numbers of shares outstanding in determining whether the required percentage has been voted to approve a matter. This limitation does not apply to Kinder Morgan, Inc. and its affiliates, including Kinder Morgan G.P., Inc., although, as described above, there are a number of matters on which Kinder Morgan, Inc. and its affiliates may not vote.

Actions Not Requiring the Vote of Holders.   The relevant agreements provide that notwithstanding the voting provisions described above, we may make changes in the terms of our shares, our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement without any approval of holders of our shares, in order to meet the requirements of applicable securities and other laws and regulations and exchange rules, to effect the intent of the provisions of the limited liability company agreement and to make other changes which our board of directors determines in its sole discretion will not have a material adverse effect on the preferences or rights associated with our shares or reduce the time for any notice to which the holders of our shares may be entitled. The agreements provide that we are also permitted, in the good faith discretion of our board of directors, to amend the terms of the shares and these agreements without the approval of holders of shares to accommodate the assumption of the obligations of Kinder Morgan, Inc. by a person, other than Kinder Morgan, Inc. and its affiliates, who becomes the beneficial owner of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P. in a transaction that does not constitute a mandatory purchase event but that requires the vote of the holders of the outstanding common units and shares, or to accommodate changes resulting from a merger, recapitalization, reorganization or similar transaction involving Kinder Morgan Energy Partners, L.P. which in each case does not constitute a mandatory purchase event but that requires the vote of the holders of the outstanding common units and shares. We believe that amendments made pursuant to these agreements, except in some cases in the context of a merger, recapitalization, reorganization or similar transaction, would not be significant enough to constitute the issuance of a new security; but, if an amendment constituted the issuance of a new security, we would have to register the issuance of the securities with the SEC or rely on an exemption from registration.

Anti-Dilution Adjustments

The partnership agreement of Kinder Morgan Energy Partners, L.P. provides that Kinder Morgan Energy Partners, L.P. will adjust proportionately the number of i-units held by us through the payment to us of an i-unit distribution or by causing an i-unit subdivision, split or combination if various events occur, including:

•       the payment of a common unit distribution on the common units; and

•       a subdivision, split or combination of the common units.

Our limited liability company agreement provides that the number of all of our outstanding shares, including the voting shares, shall at all times equal the number of i-units we own. If there is a change in the number of i-units we own, we will make to all our shareholders a share distribution or effect a share split or combination to provide that at all times the number of shares outstanding equals the number of i-units we own. Through the combined effect of the provisions in the Kinder Morgan Energy Partners, L.P. partnership agreement and the provisions of our limited liability company agreement, the number of outstanding shares and i-units always will be equal.

Covenants

Our limited liability company agreement provides that our activities will be limited to being a limited partner in, and controlling and managing the business and affairs of, Kinder Morgan Energy Partners, L.P. and its operating partnerships and engaging in any lawful business, purpose or activity related thereto. It also includes provisions that are intended to maintain a one-to-one relationship between the number of i-units we own and our outstanding shares, including provisions:

•       prohibiting our sale, pledge or other transfer of i-units;

•       prohibiting our issuance of options, warrants or other securities entitling the holder to subscribe for or purchase our shares;

•       prohibiting us from borrowing money or issuing debt;

•   prohibiting a liquidation, merger or recapitalization or similar transactions involving us; and

•       prohibiting our purchase of any of our shares, including voting shares.

Under the terms of the Kinder Morgan Energy Partners, L.P. partnership agreement, Kinder Morgan Energy Partners, L.P. agrees that it will not:

•       except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that has in all material respects the same rights and privileges as the i-units;

•       make a distribution on a common unit other than in cash, in additional common units or a security that has in all material respects the same rights and privileges as the common units;

•       allow an owner of common units to receive any consideration other than cash, common units or a security that has in all material respects the same rights and privileges as the common units, or allow us, as the owner of the i-units, to receive any consideration other than i-units or a security that has in all material respects the same rights and privileges as the i-units in a:

—              merger in which Kinder Morgan Energy Partners, L.P. is not the survivor, if the unitholders of Kinder Morgan Energy Partners, L.P. immediately prior to the transaction own more than 50% of the residual common equity securities of the survivor immediately after the transaction;

—              merger in which Kinder Morgan Energy Partners, L.P. is the survivor, if the unitholders of Kinder Morgan Energy Partners, L.P. immediately prior to the transaction own more than 50% of the limited partner interests in Kinder Morgan Energy Partners, L.P. immediately after the transaction; or

—              recapitalization, reorganization or similar transaction;

•       be a party to a merger in which Kinder Morgan Energy Partners, L.P. is not the survivor, sell substantially all of its assets to another person or enter into similar transactions if:

—              the survivor of the merger or the other person is to be controlled by Kinder Morgan, Inc. or its affiliates after the transaction; and

—              the transaction would be a mandatory purchase event;

•       make a tender offer for common units unless the consideration:

—              is exclusively cash; and

—              together with any cash payable in respect of any tender offer by Kinder Morgan Energy Partners, L.P. for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360-day period is less than 12% of the aggregate average market value of all classes of units of Kinder Morgan Energy Partners, L.P. determined on the trading day immediately preceding the commencement of the tender offer; or

•       issue any of its i-units to any person other than us.

The Kinder Morgan Energy Partners, L.P. partnership agreement provides that when any cash is to be received by a common unitholder as a result of a consolidation or merger of Kinder Morgan Energy Partners, L.P. with or into another person, other than a consolidation or merger in which Kinder Morgan Energy Partners, L.P. is a survivor and which does not result in any reclassification, conversion, exchange or cancellation of outstanding common units, or as a result of the sale or other disposition to another person of all or substantially all of the assets of Kinder Morgan Energy Partners, L.P., that payment will require Kinder Morgan Energy Partners, L.P. to issue additional i-units or fractions of i-units to us except in liquidation. The distribution of additional i-units or fractions of i-units will be equal to the cash distribution on each common unit divided by the average market price of one of our shares determined for a consecutive ten day trading period ending immediately prior to the effective date of the transaction. This will result in us also issuing an equal number of shares to the holders of our shares.

Optional Purchase

The Kinder Morgan, Inc. purchase provisions, which are part of our limited liability company agreement, provide that if at any time Kinder Morgan, Inc. and its affiliates own 80% or more of our outstanding shares, then Kinder Morgan, Inc. has the right, but not the obligation, to purchase for cash all of our outstanding shares that Kinder Morgan, Inc. and its affiliates do not own. Kinder Morgan, Inc. can exercise its right to make that purchase by delivering notice to the transfer agent for the shares of its election to make the purchase not less than ten days and not more than 60 days prior to the date which it selects for the purchase. We will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the shares.

The price at which Kinder Morgan, Inc. may make the optional purchase is equal to 110% of the higher of:

•       the average market price for the shares for the ten consecutive trading days ending on the fifth trading day prior to the date the notice of the purchase is given; and

•       the highest price Kinder Morgan, Inc. or its affiliates paid for the shares during the 90 day period ending on the day prior to the date the notice of purchase is given.

The Kinder Morgan, Inc. purchase provisions, which are a part of our limited liability company agreement, and Kinder Morgan Energy Partners, L.P.’s partnership agreement each provides that if at any time Kinder Morgan, Inc. and its affiliates own 80% or more of the outstanding common units and the outstanding shares on a combined basis, then Kinder Morgan, Inc. has the right to purchase all of our shares that Kinder Morgan Inc. and its affiliates do not own, but only if the general partner of Kinder Morgan Energy Partners, L.P., elects to purchase all of the common units that Kinder Morgan, Inc. and its affiliates do not own. The price at which Kinder Morgan, Inc. and the general partner may make the optional purchase is equal to the highest of:

•       the average market price of our shares or the common units, whichever is higher, for the 20 consecutive trading days ending five days prior to the date on which the notice of the purchase is given; and

•       the highest price Kinder Morgan, Inc. or its affiliates paid for such shares or common units, whichever is higher, during the 90-day period ending on the day prior to the date the notice of purchase is given.

Kinder Morgan, Inc. or the general partner, as the case may be, may exercise its right to make the optional purchase by giving notice to the transfer agent for the shares and for the common units of its election to make the optional purchase not less than ten days and not more than 60 days prior to the date which it selects for the purchase. We will use reasonable efforts to cause the transfer agent also to mail that notice of the purchase to the record holders of our shares.

If either elects to purchase either our shares or the combination of the common units and our shares, Kinder Morgan, Inc. and, if applicable, the general partner, will deposit the aggregate purchase price for the shares and the common units, as the case may be, with the respective transfer agents. On and after the date set for the purchase, the holders of the shares or the common units, as the case may be, will have no rights as holders of shares or common units, except to receive the purchase price, and their shares or common units will be deemed to be transferred to Kinder Morgan, Inc., or the general partner in the case of the common units, for all purposes.

Kinder Morgan, Inc. will comply with Rule 13e-3 under the Securities Exchange Act if it makes an optional purchase.

Mandatory Purchase

General.   Under the terms of the Kinder Morgan, Inc. purchase provisions, upon the occurrence of any of the following mandatory purchase events, Kinder Morgan, Inc. will be required to purchase for cash all of our shares that it and its affiliates do not own at a purchase price equal to the higher of the average market price for the shares and the average market price for common units as determined for the ten-day trading period immediately prior to the date of the applicable event.

A mandatory purchase event means any of the following:

•       the first day on which the aggregate distributions or other payments by Kinder Morgan Energy Partners, L.P. on the common units, other than distributions or payments made in common units or in securities which have in all material respects the same rights and privileges as common units but including distributions or payments made pursuant to an issuer tender offer by Kinder Morgan Energy Partners, L.P., during the immediately preceding 360-day period exceed 50% of the average market price of a common unit during the ten consecutive trading day period ending on the last trading day prior to the first day of that 360-day period.

•       the occurrence of an event resulting in Kinder Morgan, Inc. and its affiliates ceasing to be the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P., unless:

—              the event results in another person becoming the beneficial owner of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P.;

—              that other person is organized under the laws of a state in the United States;

—              that other person has long term unsecured debt with an investment grade credit rating, as determined by Moody’s Investor Services, Inc. and Standard & Poor’s Rating Service, immediately prior to the event; and

—              that other person assumes all obligations of Kinder Morgan, Inc. to us and to the owners of the shares under the purchase provisions and the tax indemnification agreement.

•       the merger of Kinder Morgan Energy Partners, L.P. with or into another person in any case where Kinder Morgan Energy Partners, L.P. is not the surviving entity, or the sale of all or substantially all of the assets of Kinder Morgan Energy Partners, L.P. and its subsidiaries, taken as a whole, to another person, unless in the transaction:

—              the owners of common units receive in exchange for their common units a security of such other person that has in all material respects the same rights and privileges as the common units;

—              we receive in exchange for all of the i-units a security of such other person that has in all material respects the same rights and privileges as the i-units;

—              no consideration is received by an owner of common units other than securities that have in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a common unit during the ten trading day period ending immediately prior to the date of execution of the definitive agreement for the transaction; and

—              no consideration is received by the owners of i-units other than securities of such other person that have in all material respects the same rights and privileges as the i-units.

Procedure.   Within three business days following any event requiring a mandatory purchase by Kinder Morgan, Inc., Kinder Morgan, Inc. will mail or deliver to the transfer agent for mailing to each holder of record of the shares on the earlier of the date of the purchase event and the most recent practicable date, a notice stating:

•       that a mandatory purchase event has occurred and that Kinder Morgan, Inc. will purchase such holder’s shares for the purchase price described above;

•       the circumstances and relevant facts regarding the mandatory purchase event;

•       the dollar amount per share of the purchase price;

•       the purchase date, which shall be no later than five business days from the date such notice is mailed; and

•       the instructions a holder must follow in order to have the holder’s shares purchased.

On or prior to the date of the purchase, Kinder Morgan, Inc. will irrevocably deposit with the transfer agent funds sufficient to pay the purchase price. Following the purchase date, a share owned by any person other than Kinder Morgan, Inc. and its affiliates will only represent the right to receive the purchase price.

For purposes of the optional and mandatory purchase provisions, including the definitions of the mandatory purchase events, Kinder Morgan, Inc. will be deemed to include Kinder Morgan, Inc., its successors by merger, and any entity that succeeds to Kinder Morgan, Inc.’s obligations under the purchase provisions and the tax indemnification agreement in connection with an acquisition of all or substantially all of the assets of Kinder Morgan, Inc.

Kinder Morgan, Inc. will comply with Rule 13e-3 under the Securities Exchange Act in connection with the occurrence of a mandatory purchase event.

Tax Indemnity of Kinder Morgan, Inc.

We have a tax indemnification agreement with Kinder Morgan, Inc. Pursuant to this agreement, Kinder Morgan, Inc. agreed to indemnify us for any tax liability attributable to our formation or our management and control of Kinder Morgan Energy Partners, L.P., and for any taxes arising out of a transaction involving our i-units to the extent the transaction does not generate sufficient cash to pay our taxes.

Transfer Agent and Registrar

Our transfer agent and registrar for the shares is EquiServe Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Replacement of Share Certificates

We will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by us or by the transfer agent.

Fractional Shares

We will make distributions of additional shares, including fractional shares. Records of fractional interests held by the holders of shares will be maintained by the Depositary Trust Company or the broker or other nominees through whom you hold your shares. You will be able to sell such fractional shares on the New York Stock Exchange only when they equal, in the aggregate, whole shares. Certificates representing fractional shares will not be issued under any circumstances. Fractional shares will receive distributions when distributions are made on our shares. All fractional shares will be rounded down, if necessary, and stated in six decimal places.

DESCRIPTION OF THE I-UNITS

The i-units are a separate class of limited partner interests in Kinder Morgan Energy Partners, L.P. All the i-units will be owned by us and will not be publicly traded. A number of the covenants in our limited liability company agreement and in Kinder Morgan Energy Partners, L.P.’s partnership agreement affect us as the holder of i-units. For a description of the material covenants, see “Description of Our Shares—Covenants.”

Voting Rights

Owners of i-units generally vote together with the common units and Class B units as a single class and sometimes vote as a class separate from the holders of common units and Class B units. The i-units have the same voting rights as the common units and Class B units voting together as a single class on the following matters:

•       a sale or exchange of all or substantially all of Kinder Morgan Energy Partners, L.P.’s assets;

•       the election of a successor general partner in connection with the removal of the general partner;

•       a dissolution or reconstitution of Kinder Morgan Energy Partners, L.P.;

•       a merger of Kinder Morgan Energy Partners, L.P.; and

•       some amendments to the partnership agreement, including any amendment that would cause Kinder Morgan Energy Partners, L.P. to be treated as a corporation for income tax purposes.

The i-units vote separately as a class on the following:

•       Amendments to the Kinder Morgan Energy Partners, L.P. partnership agreement that would have a material adverse effect on the rights or preferences of the holders of the i-units in relation to the other classes of units. This kind of an amendment requires the approval of two-thirds of the outstanding i-units other than the number of i-units corresponding to the number of shares owned by Kinder Morgan, Inc. and its affiliates.

•       The approval of the withdrawal of the general partner in some circumstances or the transfer to a non-affiliate of all of its interest as a general partner. These matters require the approval of a majority of the outstanding i-units other than the number of i-units corresponding to the number of shares owned by Kinder Morgan, Inc. and its affiliates.

In all cases, i-units will be voted in proportion to the affirmative and negative votes, abstentions and non-votes of owners of our shares.

For further information regarding the voting rights of i-units and shares of Kinder Morgan Management, LLC, see “Description of Our Shares—Limited Voting Rights.”

Distributions and Payments

The number of i-units distributed to us by Kinder Morgan Energy Partners, L.P. is based upon the amount of cash to be distributed by Kinder Morgan Energy Partners, L.P. to an owner of a common unit. Kinder Morgan Energy Partners, L.P. distributes to us a number of i-units equal to the number of shares distributed by us.

Typically, if cash is paid to the holders of common units, we, as the owner of i-units, receive additional i-units or fractions of i-units instead of cash. The fraction of an i-unit received per i-unit owned by us is determined as if the cash payment on the common unit were a cash distribution.

If additional units are distributed to the owners of common units, as the owner of i-units, we receive an equivalent amount of units based on the number of i-units that we own.

Merger, Consolidation or Sale of Assets

In the case of any of the following events:

•       any consolidation or merger of Kinder Morgan Energy Partners, L.P. with or into another person,

•       any consolidation or merger of another person into Kinder Morgan Energy Partners, L.P., except a consolidation or merger which does not result in any reclassification, conversion, exchange or cancellation of the outstanding common units of Kinder Morgan Energy Partners, L.P., or

•       any sale or other disposition of all or substantially all the properties and assets of Kinder Morgan Energy Partners, L.P.,

if the owners of the common units receive cash in the transaction, a distribution on each i-unit will be made in additional i-units or fractions of i-units determined by dividing the cash received on a common unit by the average market price of one of our shares determined for a ten consecutive day trading period ending immediately prior to the effective date of the transaction, except that in the case of a liquidation, as the owner of the i-units, we will receive the distribution provided pursuant to the liquidation provisions in Kinder Morgan Energy Partners, L.P.’s partnership agreement.

United States Federal Income Tax Characteristics and Distribution Upon Liquidation of Kinder Morgan Energy Partners, L.P.

The i-units we own generally will not be allocated income, gain, loss or deduction until such time as there is a liquidation of Kinder Morgan Energy Partners, L.P. Therefore, we do not anticipate that we will have material amounts of taxable income resulting from our ownership of the i-units unless we enter into a sale or exchange of the i-units or Kinder Morgan Energy Partners, L.P. is liquidated.

Upon the liquidation of Kinder Morgan Energy Partners, L.P., Kinder Morgan, Inc. is generally obligated to purchase all of our outstanding shares at a price equal to the higher of the average market price for the shares or the common units. If Kinder Morgan, Inc. fails to do so, then, as described below, the value of your shares will depend on the amount of the liquidating distribution received by us as the owner of the i-units and the taxes we incur as a result of that liquidation.

The liquidating distribution per i-unit may be less than the liquidating distribution received per common unit. The liquidating distribution for each i-unit and common unit will depend upon the relative per unit capital accounts of the i-units and the common units at liquidation. It is anticipated that over time the capital account per common unit will exceed the capital account per i-unit because the common units will be allocated income and gain prior to liquidation, but the i-units will not. At liquidation, it is intended that each i-unit will be allocated income and gain in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. However, there may not be sufficient amounts of income and gain at liquidation to cause the capital account of an i-unit to be increased to that of a common unit. In that event, the liquidating distribution per common unit will exceed the liquidating distribution per i-unit.

As a result of the allocation of income and gain to the i-units upon a liquidation, we will be required to pay taxes on that income and gain. Thus, in the event income and gain is allocated to us, then, because of taxes we pay, shareholders will receive less than the holders of the common units.

Because of these factors, and if Kinder Morgan, Inc. fails to purchase our shares as described above, the value of our shares likely will be lower than the value of the common units upon the liquidation of Kinder Morgan Energy Partners, L.P.

MODIFICATION OF FIDUCIARY DUTIES OWED TO OUR SHAREHOLDERS
AND TO THE OWNERS OF UNITS

The fiduciary duties owed to you by our board of directors are prescribed by Delaware law and our limited liability company agreement. Similarly, the fiduciary duties owed to the owners of units of Kinder Morgan Energy Partners, L.P. by the general partner of Kinder Morgan Energy Partners, L.P. are prescribed by Delaware law and its partnership agreement. The Delaware Limited Liability Company Act and the Delaware Limited Partnership Act provide that Delaware limited liability companies and Delaware limited partnerships, respectively, may, in their limited liability company agreements and partnership agreements, as applicable, restrict the fiduciary duties owed by the board of directors to us and our shareholders and by the general partner to the limited partnership and the limited partners.

Our limited liability company agreement and the Kinder Morgan Energy Partners, L.P. partnership agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. The following is a summary of the material restrictions of the fiduciary duties owed by our board of directors to us and our shareholders and by Kinder Morgan G.P., Inc., the general partner of Kinder Morgan Energy Partners, L.P., to the partnership and its limited partners. Any fiduciary duties owed to you by Kinder Morgan, Inc. and its affiliates, as the beneficial owner of all our voting shares, are similarly restricted or eliminated.

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, would generally require a manager or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, would generally prohibit a manager of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Our limited liability company agreement modifies these standards

Our limited liability company agreement contains provisions that prohibit the shareholders from advancing claims arising from conduct by our board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also our officers or directors are not required to offer to us any business opportunity.

Except as set out in our limited liability company agreement, our directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact us or our shareholders. In addition to the other more specific provisions limiting the obligations of our board of directors, our limited liability company agreement further provides that our board of directors will not be liable for monetary damages to us, our shareholders or any other person for any acts or omissions if our board of directors acted in good faith.

Kinder Morgan Energy Partners, L.P.’s limited partnership agreement modifies these standards

The limited partnership agreement of Kinder Morgan Energy Partners, L.P. contains provisions that prohibit its limited partners from advancing claims arising from conduct by Kinder Morgan Energy Partners, L.P.’s general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited partnership agreement of Kinder Morgan Energy Partners, L.P. permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, the partnership, its affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also our officers or directors or officers or directors of the general partner of Kinder Morgan Energy Partners, L.P. are not required to offer to the partnership any business opportunity. The general partner of Kinder Morgan Energy Partners, L.P. is permitted to attempt to avoid personal liability in connection with the management of Kinder Morgan Energy Partners, L.P., pursuant to the partnership agreement. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

The partnership agreement of Kinder Morgan Energy Partners, L.P. contains provisions that allow the general partner to take into account the interests of parties in addition to Kinder Morgan Energy Partners, L.P. in resolving conflicts of interest, thereby limiting its fiduciary duty to the partnership and the limited partners. The partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to the partnership, its limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. We or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder Morgan, Inc. or its subsidiaries, on the one hand, and Kinder Morgan Energy Partners, L.P., on the other hand.

All of these provisions in the Kinder Morgan Energy Partners, L.P. partnership agreement relating to the general partner apply equally to us as the delegate of the general partner.

By becoming one of our shareholders, a shareholder agrees to be bound by the provisions in our limited liability company agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Liability Company Act favoring the principle of freedom of contract and the enforceability of limited liability company agreements. It is not necessary for a shareholder to sign our limited liability company agreement in order for the limited liability company agreement to be enforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of material United States federal income tax considerations that may be relevant to prospective owners of shares and, unless otherwise noted in the following discussion, expresses the opinion of our counsel, Bracewell & Giuliani LLP, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Management, LLC.

No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting us, Kinder Morgan Energy Partners, L.P. or the owners of shares. Moreover, the discussion does not address the United States federal income tax consequences that may be relevant to certain types of investors subject to specialized tax treatment, such as non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, dealers and persons entering into hedging transactions. Accordingly, each prospective owner of shares is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the United States federal, state, local and foreign tax consequences particular to him of the ownership or disposition of shares.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Giuliani LLP and are based on the accuracy of the representations made by us and, where applicable, Kinder Morgan Energy Partners, L.P. and the general partner of Kinder Morgan Energy Partners, L.P.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of shares. Unlike a ruling, the opinion of Bracewell & Giuliani LLP represents only that firm’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for shares and the prices at which shares trade. In addition, the cost of any contest with the IRS will be borne directly or indirectly by us and the owners of shares. Furthermore, the tax treatment of us or Kinder Morgan Energy Partners, L.P. or of an investment in us or Kinder Morgan Energy Partners, L.P. may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

U.S. Federal Income Tax Considerations Associated with the Ownership and Disposition of Shares

Kinder Morgan Management, LLC’s Status as a Corporation For U.S. Federal Income Tax Purposes

An election has been made with the IRS to treat us as a corporation for United States federal income tax purposes. Thus, we are subject to United States federal income tax on our taxable income at tax rates up to 35%. Additionally, in certain instances we could be subject to the alternative minimum tax of 20% on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.

The terms of the i-units provide that the i-units owned by us are not entitled to allocations of income, gain, loss or deduction of Kinder Morgan Energy Partners, L.P. until such time as it is liquidated. Thus, we do not anticipate that we will have material amounts of either taxable income or alternative minimum taxable income resulting from our ownership of the i-units unless we dispose of the i-units in a taxable transaction or Kinder Morgan Energy Partners, L.P. is liquidated. Please read “—U.S. Federal Income Tax Considerations Associated with the Ownership of i-units.”

Tax Consequences of Share Ownership

No Flow-Through of Our Taxable Income.   Because we are treated as a corporation for United States federal income tax purposes, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction.

Distributions of Additional Shares.   Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not make distributions of cash in respect of shares but rather will make distributions of additional shares. Because these distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for United States federal income tax purposes. As each owner of shares receives additional shares, he will be required to allocate his basis in his shares in the manner described below. Please read “—Basis of Shares.”

Basis of Shares.   An owner’s initial tax basis for his shares will be the amount paid for them. As additional shares are distributed to an owner of shares, he will be required to allocate his tax basis in his shares equally between the old shares and the new shares received. If the old shares were acquired for different prices, and the owner can identify each separate lot, then the basis of each old lot of shares can be used separately in the allocation to the new shares received with respect to the identified old lot. If an owner of shares cannot identify each lot, then he must use the first-in first-out tracing approach. A shareholder cannot use the average cost for all lots for this purpose.

Disposition of Shares.   Gain or loss will be recognized on a sale or other disposition of shares, whether to a third party or to Kinder Morgan, Inc. pursuant to the Kinder Morgan, Inc. purchase provisions or in connection with the liquidation of us, equal to the difference between the amount realized and the owner’s tax basis for the shares sold or otherwise disposed of. An owner’s amount realized will be measured by the sum of the cash and the fair market value of other property received by him.

Except as noted below, gain or loss recognized by an owner of shares, other than a “dealer” in shares, on the sale or other disposition of a share will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months will generally be taxed at a maximum rate of 15%, subject to the discussion below relating to straddles. Capital gain recognized by a corporation on the sale of shares will generally be taxed at a maximum rate of 35%. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

Capital gain treatment may not result from a sale of shares to Kinder Morgan, Inc. pursuant to the Kinder Morgan, Inc. purchase provisions or otherwise if a single shareholder of us or our shareholders as a group own 50% or more of the stock of Kinder Morgan, Inc. In that case, if either we or Kinder Morgan, Inc. has earnings and profits, then the amount received by a seller of shares may be taxed as ordinary income to the extent of his portion of those earnings and profits, but only if the seller sells less than all of his shares or is a shareholder of Kinder Morgan, Inc. after applying the ownership attribution rules.

For purposes of determining whether capital gains or losses on the disposition of shares are long or short term, subject to the discussion below relating to straddles, an owner’s holding period begins on his acquisition of shares. As additional shares are distributed to him, the holding period of each new share received will also include the period for which the owner held the old shares to which the new share relates.

Because the purchase rights in respect of the shares arise as a result of an agreement other than solely with us, these rights do not appear to constitute inherent features of the shares for tax purposes. Please read “Description of Our Shares—Optional Purchase,” and “—Mandatory Purchase.” As such, it is possible that the IRS would assert that shares and the related purchase rights constitute a straddle for United States federal income tax purposes to the extent that those rights are viewed as resulting in a substantial diminution of a share purchaser’s risk of loss from owning his shares. In that case, any owner of shares who incurs interest or other carrying charges that are allocable to the shares (as would be the case if the owner finances his acquisition of shares with debt) would have to capitalize those interest or carrying charges to the basis of the related shares and purchase rights rather than deducting those interest or carrying charges currently. In addition, the holding period of the shares would be suspended, resulting in short-term capital gain or loss (generally taxed at ordinary income rates) upon a taxable disposition even if the shares were held for more than 12 months. However, we believe that the purchase rights have minimal value and do not result in a substantial diminution of a share purchaser’s risk of loss from owning shares. Based on that, the shares and the related purchase rights should not constitute a straddle for United States federal income tax purposes and therefore should not result in any suspension of an owner’s holding period or interest and carrying charge capitalization, although there can be no assurance that the IRS or the courts would agree with this conclusion.

Investment in Shares by Tax-Exempt Investors, Regulated Investment Companies and Non-U.S. Persons.   Employee benefit plans and most other organizations exempt from United States federal income tax, including individual retirement accounts, known as IRAs, and other retirement plans, are subject to United States federal income tax on unrelated business taxable income. Because we will be treated as a corporation for United States federal income tax purposes, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of shares unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs debt to acquire a share or otherwise incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income for every taxable year from qualifying income. As stated above, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction. Thus, ownership of shares will not result in income which is not qualifying income to a mutual fund. Furthermore, any gain from the sale or other disposition of the shares, and the associated purchase rights, will qualify for purposes of that 90% test. Finally, shares, and the associated purchase rights, will constitute qualifying assets to mutual funds which also must own at least 50% qualifying assets at the end of each quarter.

Because distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for United States federal income tax purposes. Therefore, no withholding taxes will be imposed on distributions of additional shares to non-resident alien individuals and foreign corporations, trusts or estates. A non-United States owner of shares generally will not be subject to United States federal income tax or subject to withholding on any gain recognized on the sale or other disposition of shares unless:

•       the gain is considered effectively connected with the conduct of a trade or business by the non-United States owner within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of that owner (and, in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•       the non-United States owner is an individual who holds the shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•       we are or have been a “United States real property holding corporation,” or a USRPHC, for United States federal income tax purposes.

We believe that we are a USRPHC for United States federal income tax purposes. Therefore, any gain on the sale or other disposition of shares by a non-United States owner will be subject to United States federal income tax unless the shares are regularly traded on an established securities market and the non-United States owner has not actually or constructively held more than 5% of the shares at any time during the shorter of the five-year period preceding the disposition or that owner’s holding period. Our shares currently trade on an established securities market.

U.S. Federal Income Tax Considerations Associated with the Ownership of i-units

A partnership is not a taxable entity and incurs no United States federal income tax liability. Instead, each partner of a partnership is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its United States federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to the partner is in excess of its adjusted basis in its partnership interest.

With respect to the i-units owned by us, the Kinder Morgan Energy Partners, L.P. partnership agreement provides that no allocations of income, gain, loss or deduction will be made in respect of the

i-units until such time as there is a liquidation of Kinder Morgan Energy Partners, L.P. If there is a liquidation of Kinder Morgan Energy Partners, L.P., it is intended that we will receive allocations of income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. The aggregate capital account of our i-units will not be increased as a result of our ownership of additional i-units.

Thus, each additional i-unit we own after a cash distribution to other unitholders generally will represent the right to receive additional allocations of such income and gain, or deduction and loss, on the liquidation of Kinder Morgan Energy Partners, L.P. As a result, we would likely realize taxable income or loss upon the liquidation of Kinder Morgan Energy Partners, L.P. However, no assurance can be given that there will be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we will receive less value than would be received by a holder of common units upon such a liquidation. We would also likely realize taxable income or loss upon any sale or other disposition of our i-units.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. Kinder Morgan Energy Partners, L.P. estimates that, as of the date of this prospectus, more than 90% of its current gross income is qualifying income.

The anticipated benefit of an investment in our shares depends largely on the treatment of Kinder Morgan Energy Partners, L.P. as a partnership for United States federal income tax purposes. No ruling has been or will be sought from the IRS and the IRS has made no determination as to Kinder Morgan Energy Partners, L.P.’s status as a partnership for United States federal income tax purposes or whether Kinder Morgan Energy Partners, L.P.’s operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Bracewell & Giuliani LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Kinder Morgan Energy Partners, L.P. has been, is and will continue to be treated as a partnership for United States federal income tax purposes.

In rendering its opinion, Bracewell & Giuliani LLP has relied on the following factual representations made by us, Kinder Morgan Energy Partners, L.P. and its general partner:

•       Neither Kinder Morgan Energy Partners, L.P. nor any of its operating partnerships has elected or will elect to be treated as a corporation for United States federal income tax purposes; and

•       For each taxable year, more than 90% of Kinder Morgan Energy Partners, L.P.’s gross income has been and will be derived from (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide and (ii) other sources that, in the opinion of counsel to Kinder Morgan Energy Partners, L.P., generate “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.

If Kinder Morgan Energy Partners, L.P. fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, it will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to its unitholders in liquidation of their interests in Kinder Morgan Energy Partners, L.P. This contribution and liquidation should be tax-free to unitholders and Kinder Morgan Energy Partners, L.P., so long as Kinder Morgan Energy Partners, L.P., at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Kinder Morgan Energy Partners, L.P. would be treated as a corporation for United States federal income tax purposes.

If Kinder Morgan Energy Partners, L.P. were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and its net income would be taxed to it at corporate rates. In addition, any distribution made to a unitholder, including distributions of additional i-units to us, would be treated as either taxable dividend income, to the extent of Kinder Morgan Energy Partners, L.P.’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. In addition, the cash available for distribution to a common unitholder would be substantially reduced which would reduce the values of i-units distributed quarterly to us and our shares distributed quarterly to you. Accordingly, Kinder Morgan Energy Partners, L.P.’s treatment as a corporation would result in a substantial reduction of the value of our shares.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended, commonly known as “ERISA,” and the prohibited transaction provisions of section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser of shares. The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Internal Revenue Code that may be relevant to particular shareholders in light of their particular circumstances.

The discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the Department of Labor (“DOL”) and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

A fiduciary making a decision to invest in the shares on behalf of a prospective purchaser that is an employee benefit plan, a tax-qualified retirement plan, or an individual retirement account, commonly called an “IRA,” is advised to consult its own legal advisor regarding the specific considerations arising under ERISA, section 4975 of the Internal Revenue Code, and state law with respect to the purchase, ownership, sale or exchange of the shares by such plan or IRA.

Each fiduciary of a pension, profit-sharing, or other employee benefit plan, known as an “ERISA Plan”, subject to Title I of ERISA should consider carefully whether an investment in the shares is consistent with his fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA Plan’s investments to be (1) prudent and in the best interests of the ERISA Plan, its participants, and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (3) authorized under the terms of the ERISA Plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in the shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow, and funding requirements of the ERISA Plan’s portfolio.

The fiduciary of an IRA, or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a “Non-ERISA Plan”) should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.

Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Internal Revenue Code in making their investment decision. A “party in interest” or “disqualified person” with respect to an ERISA Plan or with respect to a Non-ERISA Plan or IRA subject to Internal Revenue Code section 4975 is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed on account of the prohibited transaction). In addition, a fiduciary who permits an ERISA Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or is a Non-ERISA Plan or IRA subject to section 4975 of the Internal Revenue Code. An ERISA Plan fiduciary also should consider the relevance of those principles to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

Regulations of the DOL defining “plan assets” (the “Plan Asset Regulations”) generally provide that when an ERISA Plan or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, unless one or more exceptions specified in the Plan Asset Regulations are satisfied, the ERISA or Non-ERISA Plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, and therefore any person who exercises authority or control respecting the management or disposition of such underlying assets, and any person who provides investment advice with respect to such assets for a fee (direct or indirect), is a fiduciary of the investing plan.

The Plan Asset Regulations define a publicly-offered security as a security that is “freely transferable,” part of a class of securities that is “widely held” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Plan Asset Regulations provide that a class of securities is “widely held” only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances.

We believe that the shares meet the criteria of publicly offered securities under the Plan Asset Regulations. We believe the shares are held beneficially by more than 100 independent persons. There are no restrictions, within the meaning of the Plan Asset Regulations, imposed on the transfer of shares and the shares are registered under the Exchange Act.

PLAN OF DISTRIBUTION

We may sell the shares (1) through agents; (2) through underwriters or dealers; (3) directly to one or more purchasers; or (4) pursuant to delayed delivery contracts or forward contracts.

By Agents

Shares may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the shares offered will be acquired by the underwriters for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares offered will be subject to certain conditions. The underwriters will be obligated to purchase all the shares offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

Shares may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase shares from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the shares may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the shares by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make with respect to those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

VALIDITY OF THE SECURITIES

The validity of the shares and i-units offered by this prospectus will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Management, LLC incorporated in this prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P. incorporated in this prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan, Inc. incorporated in this prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus by reference to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K dated March 31, 2005 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004, is incorporated herein by reference.

The consolidated financial statements of Terasen Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and the related supplemental information entitled “Reconciliation With United States Generally Accepted Accounting Principles and Conversion to United States Dollars” as of December 31, 2004 and 2003 and for the years then ended, have been incorporated by reference in this prospectus by reference to Kinder Morgan, Inc.’s Current Report on Form 8-K dated September 23, 2005, in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in auditing and accounting. The comments by auditors for U.S. readers on Canada-U.S. reporting difference refers to a change to classification and accounting treatment of capital securities.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our documents and the documents of Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P. incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to pay dividends or make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of our operations and those of Kinder Morgan Energy Partners, L.P. may differ materially from those expressed in these forward-looking statements. Please see “Information Regarding Forward-Looking Statements” set forth in the Annual Reports on Form 10-K of Kinder Morgan Energy Partners, L.P. and its other filings with the SEC that are incorporated by reference into this prospectus. Many of the factors that will determine these results are, beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•       price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials and chemicals in the United States;

•       economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•       changes in Kinder Morgan Energy Partners, L.P.’s tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

•       Kinder Morgan Energy Partners, L.P.’s ability to acquire new businesses and assets and integrate those operations into its existing operations, as well as its ability to make expansions to its facilities;

•       difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from Kinder Morgan Energy Partners, L.P.’s terminals or pipelines;

•       Kinder Morgan Energy Partners, L.P.’s ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•       shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use Kinder Morgan Energy Partners, L.P.’s services or provide services or products to Kinder Morgan Energy Partners, L.P.;

•       changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies that may adversely affect Kinder Morgan Energy Partners, L.P.’s business or its ability to compete;

•       our ability to offer and sell equity securities, and Kinder Morgan Energy Partners, L.P.’s ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of Kinder Morgan Energy Partners, L.P.’s business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of its facilities;

•       Kinder Morgan Energy Partners, L.P.’s indebtedness could make it vulnerable to general adverse economic and industry conditions, limit its ability to borrow additional funds and/or place it at competitive disadvantages compared to its competitors that have less debt or have other adverse consequences;

•       interruptions of electric power supply to Kinder Morgan Energy Partners, L.P.’s facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•       our ability to obtain insurance coverage without a significant level of self-retention of risk;

•       acts of nature, sabotage, terrorism or other similar acts causing damage greater than Kinder Morgan Energy Partners, L.P.’s insurance coverage limits;

•       capital markets conditions;

•       the political and economic stability of the oil producing nations of the world;

•       national, international, regional and local economic, competitive and regulatory conditions and developments;

•       the ability of Kinder Morgan Energy Partners, L.P. to achieve cost savings and revenue growth;

•       inflation;

•       interest rates;

•       the pace of deregulation of retail natural gas and electricity;

•       foreign exchange fluctuations;

•       the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products;

•       the extent of Kinder Morgan Energy Partners, L.P.’s success in discovering, developing and producing oil and gas reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

•       engineering and mechanical or technological difficulties that Kinder Morgan Energy Partners, L.P. may experience with operational equipment, in well completions and workovers, and in drilling new wells;

•       the uncertainty inherent in estimating future oil and natural gas production or reserves that Kinder Morgan Energy Partners, L.P. may experience;

•       the timing and success of Kinder Morgan Energy Partners, L.P.’s business development efforts; and

•       unfavorable results of litigation involving Kinder Morgan Energy Partners, L.P. and the fruition of contingencies referred to in Kinder Morgan Energy Partners, L.P.’s Annual Reports on Form 10-K and its other filings with the SEC that are incorporated by reference into this prospectus.

You should not put undue reliance on any forward-looking statements. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

When considering forward-looking statements, please review the risk factors described in the Annual Reports on Form 10-K of Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. and their other filings with the SEC that are incorporated by reference into this prospectus.